Exhibit 99.2

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 – 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

April 11, 2007

Item 3 News Release

The news release dated April 11, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

April 11, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN IDENTIFIES LARGE IP ANOMALIES AT ASUMURA GOLD PROJECT

Keegan is pleased to announce that it has completed an Induced Polarization (IP) program over the entire 16 kilometer strike length of the Bia Fault target area at the Asumura project that has defined at least two anomalies of major regional significance. In August 2006 aeromagnetic data obtained by Keegan for the western Sefwi-Bibiani Belt (the Belt) revealed the Bia Fault target area, a large northeast trending aeromagnetic break continuous with the major regional fault structure hosting Newmont’s Ahafo Mine.

The two strongest high resistivity/high chargeability anomalies at Asumura define areas greater than 2 km in strike length and up to 500 meters in width (please see figures at www.keeganresources.com). These anomalies may indicate the presence of a strongly silicified sulfide and/or carbon altered intrusive contacts. Results from the augur drilling program currently underway on these important IP anomalies will enable Keegan to better refine targets for drilling later in the year.

Dan McCoy, President and CEO of Keegan Resources, states: "The sheared western boundary of the Sefwi-Bibiani belt is an exceptional target. The multi-kilometer scale of the strong aeromagnetic and IP anomalies at Asumura show that the property has room to develop drill targets over areas large enough to host major deposits as seen at Newmonts Ahafo Mine. The augur drilling program will provide the geochemical and geological data necessary to prioritize and drill these prospective anomalies.”

The IP studies have been done using standard pole-dipole technique using state of the art equipment and crews developed by PMI Ventures Ltd. (PMV.V-TSX) in Ghana. 2-D Inversions are accomplished using the UBC inversion program. Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan’s QP on the property.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and has full private ownership of its Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.